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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                                             -------------------
                                  FORM 12b-25                | SEC FILE NUMBER |
                                                             |     1-13778     |
                                                             -------------------
                          NOTIFICATION OF LATE FILING


                                 (Check One):                  ----------------
                                                               | CUSIP NUMBER |
                                                               |  71941S-10-1 |
                  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  ----------------
                        [ ] Form 10-Q    [ ] Form N-SAR


     For Period Ended:  December 31, 1999
                      ----------------------------------------
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: ------------------------


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     Read Instruction (on back page) Before Preparing Form. Please Print or
    Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Physicians Resource Group, Inc.
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Full Name of Registrant


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Former Name if Applicable


14800 Landmark Blvd., Suite 500
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Address of Principal Executive Office (Street and Number)


Dallas, Texas 75240
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City, State and Zip Code
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Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Physicians Resource Group, Inc. (the "Company") will not file its Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K") with the Securities and Exchange Commission (the "Commission") on a timely basis.
The Company's inability to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "September 30, 1998 10-Q") and Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K") on a timely basis resulted primarily from a lack of adequate financial information from certain affiliated practices which are involved in disputes with the Company, as well as management and staff turnover. This situation has also caused delays in the Company's ability to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "March 31 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "June 30 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "September 30, 1999 10-Q") and the 1999 10-K on a timely basis. Additionally, a major factor contributing to the Company's inability to file the 1999 10-K on a timely basis is lack of personnel and financial resources. The Company is a debtor in possession in bankruptcy. On March 27, 2000, the Company filed with the Commission a Current Report on Form 8-K that incorporates the Company's initial monthly operating reports filed with the United States Bankruptcy Court for the Northern District of Texas.

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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

                Michael Yeary           (713)             629-5777
                -------------         -----------     ------------------
                   (Name)             (Area Code)     (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [ ] Yes  [X] No

     The Company has not yet filed with the Securities and Exchange Commission the September 30, 1998 10-Q, the 1998 10-K, the March 31 10-Q, the June 30 10-Q and the September 30, 1999 10-Q.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Physicians Resource Group, Inc.
               ------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2000            By:   /s/ Michael Yeary
                                    ------------------------
                                      Michael Yeary
                                      President and Chief Restructuring Officer

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Part IV - Attachment

     As has been reported, on February 1, 2000 the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). Although the Company has not yet filed a plan of reorganization with the Bankruptcy Court, the Company does not expect to have ongoing business operations. The Company is prepared to resume services to any affiliated practices and ambulatory surgical centers that cure their management services agreement defaults, resume paying management fees and cooperate in providing the Company financial and operating information. However, the Company considers the likelihood of this occurring with respect to any affiliated practice to be highly unlikely.

     Material pre-tax adjustments will be recorded by the Company for the years ended December 31, 1998 and 1999 for, among other things, the impairment of assets related to disputes with affiliated practices. The Company has not yet determined the final amount of any such adjustments because, for the reasons set forth in Part III of this report and also because of the changes in business circumstances resulting from the Company's recent bankruptcy filing, the Company has not completed its financial statements for the years ended December 31, 1998 and 1999.

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